

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 14, 2024

Yehuda Levy
Chief Executive Officer
EzFill Holdings, Inc.
67 NW 183rd St.
Miami, Florida 33169

>   **Re: EzFill Holdings, Inc.**
>   **Amendment No. 5 to Registration Statement on Form S-1**
>   **Filed June 3, 2024**
>   **File No. 333-275761**

Dear Yehuda Levy:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 16, 2024 letter.

Amendment No. 5 to Registration Statement on Form S-1 filed June 3, 2024

Cover Page

1.   Please prominently disclose that "[t]he acquisition of NextNRG will close concurrently with the closing of this offering and we will not complete this offering unless the closing of the NextNRG acquisition can be completed concurrently with the closing of this offering," as you state on page 2.

Yehuda Levy
EzFill Holdings, Inc.
June 14, 2024
Page 2

Please contact Brian Fetterolf at 202-551-6613 or Donald Field at 202-551-3680 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Jeff Cahlon